OMB APPROVAL
                                                  OMB Number:         3235-0058
                                                  Expires:         June 30, 1991
                                                  Average estimated burden
                                                   hours per response ..... 2.50

                                                          SEC FILE NUMBER
                                                              1-13752

                                                           CUSIP NUMBER

                                                           832156-10-3

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):

 |X| Form 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

     For Period Ended: December 31, 1996
                      ---------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
                                       ----------------------------------------


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Smith Midland Corporation
--------------------------------------------------------------------------------
Full Name of Registrant

None
--------------------------------------------------------------------------------
Former Name if Applicable

Route 28
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Midland, Virginia 22728
--------------------------------------------------------------------------------
City, State and Zip Code





PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       | (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or
       |      expense;
       |
       | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion
[X] | thereof, will be filed on or before the fifteenth calendar day | following the prescribed due date; or the subject quarterly report | or transition report on Form 10-Q, or portion thereof will be | filed on or before the fifth calendar day following the prescribed
       |      due date; and
       |
       |  (c) The  accountant's  statement  or other  exhibit  required  by Rule
       |      12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


The Company is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 1996 primarily as a result of a malfunction in the Company's electronic recordkeeping systems, which malfunction prevented the examination and preparation by the Company of the financial information of its wholly-owned subsidaries.

                                                                 SEC 1344 (8/89)




PART IV--OTHER INFORMATION


(1) Name  and  telephone   number  of  person  to  contact  in  regard  to  this
    notification.


    Edward P. Gonzales, Esquire     (617)                      890-6600
   -----------------------          -----                      --------
            (Name)                (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company anticipates that a significant change in its results of operations from the year ended December 31, 1995 ("Fiscal 1995") will be reflected in the earnings statement to be included in the Company's Form 10-KSB for the year ended December 31, 1996 ("Fiscal 1996"). For Fiscal 1995, the Company had a net loss of approximately $1,529,000. Based on the Company's preliminary estimates, the Company expects to report a net loss of approximately $298,000 for Fiscal 1996. The decrease in net loss of approximately $1,231,000 from Fiscal 1995 to Fiscal 1996 is due primarily to: (i) an increase in gross profit of approximately $750,000, (ii) the non-recurrence in Fiscal 1996 of unamortized debt issue costs of approximately $497,000, (iii) a decrease in federal tax withholding penalties of approximately $145,000, and (iv) a decrease in interest expense of approximately $119,000, offset somewhat by an increase in operating expenses of approximately $360,000.


--------------------------------------------------------------------------------

                            Smith-Midland Corporation
              ____________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   April 1, 1997                       By   /s/ Rodney I. Smith
     --------------------                     --------------------------------
                                                Rodney I. Smith, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-------------------------------- ATTENTION -------------------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------




                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.